OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT

                                (EURO)260,000,000

                           SANITEC INTERNATIONAL S.A.

               OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING
                            9% SENIOR NOTES DUE 2012
               (ISINS XS0146398374, XS0146461834 AND XS0160440326
                COMMON CODES 014639837, 014646183 AND 016044032)
      AND SOLICITATION OF CONSENTS FOR PROPOSED AMENDMENTS TO THE INDENTURE

--------------------------------------------------------------------------------
   THIS OFFER WILL EXPIRE AT 5:00 P.M. LONDON TIME, ON 18 MARCH 2005, UNLESS EXTENDED (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE "TENDER OFFER EXPIRATION DATE"). HOLDERS OF NOTES (AS DEFINED BELOW) MUST VALIDLY TENDER, AND NOT VALIDLY WITHDRAW, THEIR NOTES AND PROVIDE, AND NOT VALIDLY REVOKE, THEIR CONSENTS TO THE PROPOSED AMENDMENTS (AS DEFINED IN THIS STATEMENT) ON OR PRIOR TO 5:00 P.M. LONDON TIME, ON 4 MARCH 2005, UNLESS EXTENDED (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE "CONSENT EXPIRATION DATE"), IN ORDER TO RECEIVE THE TOTAL CONSIDERATION, WHICH INCLUDES THE TENDER OFFER CONSIDERATION AND THE CONSENT PAYMENT.

   HOLDERS WHO TENDER THEIR NOTES AFTER THE CONSENT EXPIRATION DATE WILL RECEIVE ONLY THE TENDER OFFER CONSIDERATION. TENDERED NOTES MAY BE WITHDRAWN AND CONSENTS MAY BE REVOKED AT ANY TIME ON OR PRIOR TO THE CONSENT EXPIRATION DATE.
--------------------------------------------------------------------------------

         Sanitec International S.A. (the "COMPANY"), a SOCIETE ANONYME incorporated under the laws of the Grand Duchy of Luxembourg ("LUXEMBOURG"), and registered with the Register of Commerce and Companies of Luxembourg under number B82.055, hereby offers (the "OFFER") to purchase for cash any and all of its outstanding 9% Senior Notes due 2012 (the "NOTES"), from each holder thereof (each, a "HOLDER" and collectively, the "HOLDERS"), upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, the "STATEMENT").

         The consideration for the Notes tendered pursuant to the Offer shall be the Tender Offer Consideration (as defined below), plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for purchase (the "PAYMENT DATE"). The Tender Offer Consideration plus the Consent Payment (as defined below) is referred to in this Statement as the "TOTAL CONSIDERATION" with respect to the Notes.

In conjunction with the Offer, the Company hereby solicits (the "SOLICITATION") consents (the "CONSENTS") of Holders of the Notes to certain proposed amendments to the Indenture, dated as of 7 May 2002, as amended and supplemented (the "INDENTURE"), between the Company and The Bank of New York, as trustee (the "TRUSTEE"), and pursuant to which the Notes were issued, to amend or eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the Indenture, and to terminate the pledge agreement dated 7 May 2002 (the "PLEDGE AGREEMENT"), the effect of which is to terminate the pledges in favour of the Trustee (the "PLEDGES") given by the Company in respect of its shares in Sanitec Oy and certain loans made by the Company to Sanitec Oy (such amendments together "PROPOSED AMENDMENT NO. 1") and to eliminate the covenant in respect of amendments to certain loans set out in section 4.18 of the Indenture ("PROPOSED AMENDMENT NO. 2" AND, TOGETHER WITH PROPOSED AMENDMENT NO. 1 the "PROPOSED AMENDMENTS"). The Proposed Amendments are more fully described in "Proposed Amendments".

         Holders who tender Notes pursuant to the Offer are obligated to consent to the Proposed Amendments. The completion, execution and delivery of an Electronic Tender Instruction (as defined below) in connection with a tender of Notes pursuant to the Offer on or prior to the Tender Offer Expiration Date will be deemed to constitute the delivery of Consents with respect to the Notes tendered. Holders may not deliver Consents in the Solicitation without tendering their Notes in the Offer and may not revoke such Consents without withdrawing the previously tendered Notes.

         This Statement contains or incorporates by reference important information that you should read before making any decision with respect to the Offer and the Solicitation.

         The Dealer Managers for the Offer and the Solicitation Agents for the Solicitation are UBS Limited, UBS Securities LLC, The Royal Bank of Scotland plc and Greenwich Capital Markets, Inc.

THE ROYAL BANK OF SCOTLAND                                   UBS INVESTMENT BANK

17 February 2005

         The consideration for each (euro)1,000 principal amount of Notes tendered pursuant to the Offer will be determined in the following manner:

         The TOTAL CONSIDERATION for each (euro)1,000 principal amount of Notes is an amount equal to the present value on the Payment Date of all future cash flows on the Notes to 15 May 2005 (the first date on which the Notes may be redeemed at the option of the Company, the "EARLIEST REDEMPTION DATE"), calculated in accordance with standard market practice as described in Schedule I to this Statement, based on the assumption that the Notes will be redeemed in full at (euro)1,090 per (euro)1,000 principal amount on the Earliest Redemption Date and that the yield to the Earliest Redemption Date is equal to the sum of
(a) the yield on the German Bundesobligationen 6.875% due 12 May 2005 (the "REFERENCE SECURITY"), as calculated by the Dealer Managers in accordance with standard market practice, based on the bid side price for the Reference Security, as of 14:00 hours London time, on the Price Determination Date (as defined below), as displayed on the Bloomberg Government Pricing Monitor, PXGB
p.1 or any recognised quotation source selected by the Dealer Managers in their discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous, plus (b) 50 basis points (such price being rounded to the nearest (euro)0.01 per (euro)1,000 principal amount of Notes) (the "FIXED SPREAD"), minus accrued and unpaid interest to, but not including, the Payment Date. The yield on the Reference Security as of 17:00 hours London time, on 14 February 2005 was 2.084%. Assuming the Reference Security yield stays the same on the Price Determination Date and the Payment Date is 23 March 2005, the Total Consideration for each (euro)1,000 principal amount of Notes would be
(euro)1.098.78 (such price being rounded to the nearest (euro)0.01 per (euro)1,000 principal amount of Notes). Of this amount (euro)25 is the Consent Payment. Subject to the terms and conditions set forth in this Statement, the Company offers to pay the Total Consideration to each Holder that has properly tendered, and not revoked, its Consents and properly tendered, and not withdrawn, its Notes prior to the Consent Expiration Date.

         The TENDER OFFER CONSIDERATION is equal to the Total Consideration less the Consent Payment. Subject to the terms and conditions set forth in this Statement, the Company hereby offers to pay the Tender Offer Consideration to each Holder that has properly tendered, and not revoked, its Consents and properly tendered, and not withdrawn, its Notes after the Consent Expiration Date but prior to the Tender Offer Expiration Date.

         In addition to the Total Consideration or the Tender Offer Consideration, as the case may be, tendering Holders will receive accrued and unpaid interest to, but not including, the Payment Date.

         The CONSENT PAYMENT is equal to (euro)25 per (euro)1,000 principal amount of Notes.

         The PRICE DETERMINATION DATE shall initially be 15 March 2005, the third business day immediately preceding the original Tender Offer Expiration Date, PROVIDED that if the Tender Offer Expiration Date is extended to a date that is at least five business days subsequent to the date on which the Company first gives notice of such extension to Holders, by public announcement or otherwise, the Price Determination Date shall be the third business day immediately preceding the new Tender Offer Expiration Date.

         The following table sets out the Notes, the Reference Security and the Fixed Spread to be used in calculating the Total Consideration.

                        EARLIEST
 PRINCIPAL AMOUNT      REDEMPTION                                                        CONSENT
   OUTSTANDING        DATE / PRICE       REFERENCE SECURITY      REFERENCE SOURCE        PAYMENT        FIXED SPREAD
   -----------        ------------       ------------------      ----------------        -------        ------------
(euro)260,000,000     15 May 2005/    German Bundesobligationen      PXGB p.1            (euro)25           0.50%
                      (euro)1,090       6.875% due 12 May 2005

         Subject to the terms and conditions set forth in this Statement, the Company hereby offers to pay to each registered Holder who validly delivers a Consent to the Proposed Amendments on or prior to the Consent Expiration Date an amount in cash equal to the Consent Payment for Consents which have been validly delivered and not validly revoked on or prior to the Consent Expiration Date. The payment of the Total Consideration or the Tender Offer Consideration, as applicable, will be made on the Payment Date if, but only if, such Holder's Notes are accepted for purchase pursuant to the terms of the Offer. Pursuant to the terms of the Notes and the Indenture, adoption of Proposed Amendment No. 1 requires the Consents of the Holders of at least a majority of the then outstanding aggregate principal amount of the Notes issued under the Indenture (the "REQUISITE CONSENTS").

Adoption of Proposed Amendment No. 2 to the Indenture requires the Consents of the Holders of at least 75% of the then outstanding aggregate principal amount of the Notes issued under the Indenture (the "ADDITIONAL CONSENTS"). The Proposed Amendments are being presented as one proposal to the Holders. Consequently, the delivery of a Consent by a Holder will constitute a consent to all of the Proposed Amendments with respect to the Indenture.

         Subject to receipt of the Requisite Consents and the satisfaction of the Financing Condition, the Supplemental Indenture Condition and the General Conditions (each as defined below), the Company and the Trustee in accordance with the terms of the Indenture intend to execute a supplemental indenture to the Indenture (the "SUPPLEMENTAL INDENTURE") providing for Proposed Amendment No. 1 promptly after the Tender Offer Expiration Date. If the Company also receives the Additional Consents by the Tender Offer Expiration Date, the Supplemental Indenture will also provide for Proposed Amendment No. 2. The Offer is conditional on receipt of the Requisite Consents but not on receipt of the Additional Consents.

         Although the Supplemental Indenture will be executed by the Company and the Trustee promptly after the Tender Offer Expiration Date, Proposed Amendment No. 1 and, if applicable, Proposed Amendment No. 2 will not become operative unless and until the Notes are accepted for purchase by the Company pursuant to the Offer, which is expected to occur promptly after the later of (i) the Tender Offer Expiration Date or (ii) subject to Rule 14e-1 under the U.S. Securities Exchange Act of 1934 (the "EXCHANGE ACT"), the satisfaction or waiver of the conditions to the Offer and Solicitation described in this Statement.

         Notwithstanding any other provision of the Offer and Solicitation, the Company's obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to the Offer and the Company's obligation to make Consent Payments is conditional, among other things, upon satisfaction of the Financing Condition, the Supplemental Indenture Condition and the General Conditions. The Company, in its sole discretion, may waive any of the conditions of the Offer and Solicitation in whole or in part, at any time and from time to time. See "Conditions to the Offer and Solicitation."

         To tender Notes held through either Euroclear Bank S.A./N.V., as operator of the Euroclear system ("EUROCLEAR"), and Clearstream Banking, societe anonyme ("CLEARSTREAM" and, together with Euroclear, each a "CLEARING SYSTEM"), Holders should submit a valid Electronic Tender Instruction to the relevant Clearing System, as set forth in "Procedures for Tendering Notes and Delivering Consents."

         Tendering Holders will not be obligated to pay brokerage fees or commissions or transfer taxes on the purchase of Notes under the Tender Offer, or the payment of the Consent Payment.

         The Company accepts responsibility for the information relating to it and the Offer and Solicitation contained in this Statement.

         Consents may be revoked by Holders at any time on or prior to the Consent Expiration Date, as described in this Statement, and will automatically expire if the Requisite Consents are not obtained on or prior to the Tender Offer Expiration Date. If the Proposed Amendments become effective, each present and future holder of the Notes will be bound by the Proposed Amendments, whether or not such Holder delivered a Consent.

         THIS STATEMENT CONSTITUTES NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF CONSENTS IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER SECURITIES OR "BLUE SKY" LAWS.

         THE DELIVERY OF THIS STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS STATEMENT IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS STATEMENT OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS STATEMENT OR IN ANY ATTACHMENTS TO THIS STATEMENT OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS STATEMENT.

         UNDER NO CIRCUMSTANCES SHALL THIS STATEMENT CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

         NONE OF THE COMPANY, THE DEALER MANAGERS, THE TRUSTEE, THE SOLICITATION AGENTS, OR THE TENDER AGENTS MAKES ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER NOTES PURSUANT TO THE OFFER OR PROVIDE CONSENTS TO THE PROPOSED AMENDMENTS AND, IF GIVEN OR MADE, ANY SUCH RECOMMENDATION MAY NOT BE RELIED UPON AS AUTHORISED BY THE COMPANY, THE DEALER MANAGERS, THE TRUSTEE, THE SOLICITATION AGENTS OR THE TENDER AGENTS.

         Recipients of this Statement and the accompanying materials should not construe its contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

         The Offer and Solicitation are not being made to, and no Notes are being offered to be purchased or Consents are being solicited from, Holders of Notes in any jurisdiction in which it is unlawful to make such Offer or Solicitation or to tender such Notes or grant such Consents. However, the Company may, in its sole discretion, take such actions at it may deem necessary to offer to purchase Notes and solicit Consents in any jurisdiction and may extend the offer to purchase and solicitation to, and purchase Notes and solicit Consents from, persons in any such jurisdiction.

         The making of the Offer and Solicitation and the payment of the Total Consideration or the Tender Offer Consideration if the Consent Payment is not paid may be restricted by law in some jurisdictions. Persons into whose possession this Statement comes must inform themselves about and observe these restrictions.

         Each Holder is responsible for assessing the merits of the Offer and the Solicitation. The Trustee has not made and the Trustee will not make any assessment of the merits of the Offer or Solicitation or of the impact of the Offer or the Solicitation on the interests of the Holders either as a class or as individuals. The entry into of any supplemental indenture as a result of the Offer and the Solicitation will not require the Trustee to, and the Trustee shall not, consider the interests of the Holders either as a class or as individuals. The Trustee has, however, authorised it to be stated that on the basis of the information contained herein it has no objection to the Offer and the Solicitation being put to the Holders for their consideration. The Trustee has, however, not been involved in the Offer or in formulating the Proposed Amendments and makes no representation that all relevant information has been disclosed to Holders in this offer document. Accordingly, the Trustee urges Holders who are in any doubt as to the impact of the Offer or of the implementation of the Proposed Amendments to seek their own financial advice.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This Statement including the information incorporated by reference in this Statement includes forward-looking statements. All statements other than statements of historical fact included in this Statement including the information incorporated by reference in this Statement, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed in Item 3.D., "Risk Factors", of our annual report on Form 20-F for the year ended 31 December 2003, filed with the US Securities and Exchange Commission (the "SEC") on 28 April 2004 as well as those included elsewhere in this Statement including the information incorporated by reference in this Statement. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

     |X|  our ability to service our existing indebtedness;

     |X| our ability to fund our future operations and capital needs through borrowing or otherwise;

     |X| our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realise financial benefits from cost-saving initiatives;

     |X| our expectations with respect to European economic and general industry conditions;

     |X|  our ability to establish and maintain production and supply channels;

     |X| our ability to compete effectively in a highly competitive environment; and

     |X|  our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained herein. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                              AVAILABLE INFORMATION

         The Company files reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 USA. Copies of such material can be obtained from the Public Reference room of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the Internet, www.sec.gov.

         The Notes are listed on the Luxembourg Stock Exchange. All services in connection with the Offer and the Solicitation are available through the Luxembourg Tender Agent at +44-207-964-4835.

                    INCORPORATION OF INFORMATION BY REFERENCE

         The following documents furnished or filed by the Company with the SEC pursuant to the Exchange Act or the US Securities Act of 1933 (the "SECURITIES ACT") are incorporated in this Statement by reference and shall be deemed to be a part of this Statement:

     |X|  Annual Report on Form 20-F, filed with the SEC on 28 April 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 30 April 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 24 May 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 4 June 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 4 June 2004;

     |X|  Current Report on Form 6-K/A, submitted to the SEC on 2 August 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 25 August 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 15 November 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 24 November 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 29 November 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 3 December 2004;

     |X|  Current Report on Form 6-K, submitted to the SEC on 5 February 2005;
          and

     |X| all other reports that the Company files with or submits to the SEC on or prior to the Tender Offer Expiration Date.

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this Statement shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained in this Statement or in any subsequently filed document or report that also is or is deemed to be incorporated by reference in this Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

         The Company will provide without charge to each person to whom this Statement is delivered, upon the written request of such person, a copy of any or all of the documents which are incorporated by reference in this Statement, other than exhibits to such documents which are not specifically incorporated by reference in this Statement. Requests should be directed to the Dealer Managers or the Luxembourg Tender Agent at their addresses set forth on the back cover page of this Statement. The information relating to the Company contained in this

Statement does not purport to be complete and should be read together with the information contained in the incorporated documents.

         No person has been authorised to give any information or to make any representation not contained in this Statement and, if given or made, such information or representation may not be relied upon as having been authorised by the Company, the Dealer Managers, the Trustee, the Tender Agents or the Solicitation Agents. Neither the delivery of this Statement nor any purchase pursuant to this Statement shall, under any circumstances, create any implication that the information in this Statement is correct as of any time subsequent to the date of this Statement, or that there has been no change in the affairs of the Company as of such date.

                                TABLE OF CONTENTS


                                                                                                               PAGE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS........................................................vi

AVAILABLE INFORMATION...........................................................................................vii

INCORPORATION OF INFORMATION BY REFERENCE.......................................................................vii

SUMMARY...........................................................................................................1

TERMS OF THE OFFER AND THE SOLICITATION...........................................................................4

CERTAIN SIGNIFICANT CONSIDERATIONS................................................................................8

CERTAIN INFORMATION CONCERNING THE COMPANY.......................................................................10

PROPOSED AMENDMENTS..............................................................................................11

ACCEPTANCE FOR PAYMENT AND PAYMENT OF NOTES; ACCEPTANCE OF CONSENTS..............................................14

PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS...........................................................15

WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS.................................................................19

EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION.................................................................21

CONDITIONS TO THE OFFER AND SOLICITATION.........................................................................22

TAXATION.........................................................................................................24

THE DEALER MANAGERS AND THE TENDER AGENT.........................................................................29

                                     SUMMARY

         THE FOLLOWING SUMMARY IS PROVIDED SOLELY FOR THE CONVENIENCE OF THE HOLDERS OF NOTES. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT AND MORE DETAILED INFORMATION CONTAINED IN THIS STATEMENT AND ANY AMENDMENTS IN THIS STATEMENT. HOLDERS OF NOTES ARE URGED TO READ THIS STATEMENT IN ITS ENTIRETY. EACH OF THE CAPITALISED TERMS USED IN THIS SUMMARY AND NOT DEFINED IN THIS STATEMENT HAS THE MEANING SET FORTH ELSEWHERE IN THIS STATEMENT.

The Company.........................   Sanitec International S.A.

The Notes...........................   9% Senior Notes due 2012; ISINs XS0146398374, XS0146461834 and XS0160440326; Common Codes
                                       014639837, 014646183 and 016044032.

The Offer...........................   The Company is offering to purchase for cash any and all of the outstanding Notes. The
                                       Company will pay accrued and unpaid interest on the purchased Notes up to, but not including, the Payment Date.  Holders who tender Notes in the Offer are obligated to consent to the Proposed Amendments. The tender of Notes pursuant to the Offer will be deemed to constitute delivery of Consents. Similarly, the valid withdrawal of tendered Notes will constitute the valid revocation of their related Consents.

Tender Offer Expiration Date........   The Tender Offer Expiration Date shall be 5:00 p.m. London time, on 18 March 2005, unless extended.

The Solicitation....................   The Company is also soliciting Consents from Holders to the Proposed Amendments to the
                                       Indenture and is offering to pay to each Holder who consents to the Proposed Amendments on or prior to the Consent Expiration Date a Consent Payment equal to (euro)25, in cash, for each (euro)1,000 principal amount of Notes for which Consents have been validly delivered and not revoked on or prior to the Consent Expiration Date, with such payment to be made promptly on the Payment Date if, but only if, the Notes are accepted for purchase pursuant to the terms of the Offer.

Proposed Amendments.................   The Proposed Amendments are comprised of Proposed Amendment No. 1 and Proposed Amendment No.
                                       2. Adoption of Proposed Amendment No. 1 requires the Requisite Consents. Adoption of
                                       Proposed Amendment No. 2 requires the Additional Consents. Most of the principal restrictive covenants and certain events of default and related provisions in the Indenture will be eliminated, and the Pledge Agreement will be terminated, the effect of which is to terminate the Pledges, if the Proposed Amendments are adopted.

Requisite Consents..................   Duly delivered (and not withdrawn) Consents to Proposed Amendment No. 1 from Holders of at least a majority in aggregate principal amount of the Notes outstanding.

Additional Consents.................   Duly delivered (and not withdrawn) Consents to Proposed Amendment No. 2 from Holders of at least 75% in aggregate principal amount of the Notes outstanding.

Consent Expiration Date.............   The Consent Expiration Date shall be 5:00 p.m. London time, on 4 March 2005, or such later time and date to which the Solicitation is extended in the absolute discretion of the
                                       Company.

Total Consideration.................   The Total Consideration for each (euro)1,000 principal amount of Notes is an amount equal to the present value on the Payment Date of all future cash flows on the Notes to 15 May 2005
                                       (the first date on which the Notes may be redeemed at the option of the Company, the
                                       "EARLIEST REDEMPTION DATE"), calculated in accordance with standard market practice as described in Schedule I to this Statement, based on the assumption that the Notes will be redeemed in full at (euro)1,090 per  (euro)1,000 principal amount on the Earliest Redemption
                                       Date and that the yield to the Earliest Redemption Date is equal to the sum of (a) the yield on the German Bundesobligationen 6.875% due 12 May 2005 (the "REFERENCE SECURITY"), as
                                       calculated by the Dealer Managers in accordance with standard market practice, based on the bid side price for the Reference Security, as of 14:00 hours London time, on the Price
                                       Determination Date (as defined below), as displayed on the Bloomberg Government Pricing
                                       Monitor, PXGB p.1 or any recognised quotation source selected by the Dealer Managers in their discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous, plus (b) 50 basis points (such price being rounded to the nearest
                                       (euro)0.01 per (euro)1,000 principal amount of Notes) (the "FIXED SPREAD"), minus accrued and unpaid interest to, but not including, the Payment Date.  The yield on the Reference
                                       Security as of 17:00 hours London time, on 14 February 2005 was 2.084%.  Assuming the
                                       Reference Security yield stays the same on the Price Determination Date and the Payment Date is 23 March 2005, the Total Consideration for each (euro)1,000 principal amount of Notes would be (euro)1.098.78.  Of this amount, (euro)25 is the Consent Payment.

Tender Offer Consideration..........   The Tender Offer Consideration is equal to the Total Consideration LESS the Consent Payment.

Consent Payment.....................   (euro)25 per (euro)1,000 principal amount of Notes delivered.

Payment Date........................   The Payment Date shall be promptly after the Tender Offer Expiration Date.

Conditions to the Offer.............   The Company's obligation to accept, and pay the Total Consideration or the Tender Offer
                                       Consideration, as applicable, for, Notes validly tendered pursuant to the Offer is conditioned upon the satisfaction of (a) the Financing Condition, (b) the Supplemental
                                       Indenture Condition and (c) the General Conditions, as set out under "Conditions to the
                                       Offer and Solicitation" in this Statement.

Source of Funds.....................   The Company intends to finance the Offer and the Solicitation from the proceeds from the purchase by Lagrummet December Nr 999 AB of the shares held by the Company in Sanitec Oy and certain loans (the "AGREED SHARE PURCHASE") under the Agreement for the Sale and Purchase dated 4 February 2005 (the "SHARE PURCHASE AGREEMENT") entered into with Lagrummet December
                                       Nr 999 AB (the "SHARE PURCHASER").  See "Certain Information Concerning the Company."

How to Tender Notes or Deliver
Consents............................   See "Procedures for Tendering Notes and Delivering Consents."  Holders must take appropriate steps to block Notes to be tendered in the relevant Clearing System so that no transfers may be effected in relation to such Notes at any time after the Notes are tendered in accordance with the requirements of, and the deadlines required, by the relevant Clearing System. For further

                                       information, call the Dealer Managers and Solicitation Agents or consult your broker, dealer, commercial bank, trust company or nominee for assistance.

Withdrawal Rights...................   Tenders of Notes and delivery of Consents may be withdrawn at any time on or prior to the
                                       Consent Expiration Date.  A valid withdrawal of tendered Notes on or prior to the Consent
                                       Expiration Date constitutes a valid revocation of the related Consents.  A Consent and a tender of Notes that is delivered and tendered, and not revoked or withdrawn, prior to the
                                       Consent Expiration Date, may not be revoked or withdrawn thereafter.

Purpose of the Offer and the
Solicitation........................   The purpose of the Offer is to purchase all of the Company's outstanding Notes.  The purpose of the Solicitation and the Proposed Amendments is to amend or eliminate substantially all of the restrictive covenants, events of default and related provisions contained in the
                                       Indenture and to effect the termination of the Pledge Agreement, the effect of which is to terminate the Pledges.  See "Purpose of the Offer and the Solicitation."

Certain Significant
Considerations......................   Holders of Notes should consider certain significant considerations relevant to the Offer and the Solicitation. See "Certain Significant Considerations."

Brokerage Commissions...............   No brokerage commissions are payable by tendering Holders of the Notes to the Dealer
                                       Managers and Solicitation Agents, the Company or the Tender Agents. Holders who tender their Notes through a custodian bank, broker, trust company or other nominee should consult such institution as to whether it charges any service fees.

Tax Considerations..................   For a summary of the material tax considerations, see "Taxation."

Dealer Managers.....................   UBS Limited, UBS Securities LLC, The Royal Bank of Scotland plc and Greenwich Capital
                                       Markets, Inc.

Tender Agents.......................   The Bank of New York, London Branch and The Bank of New York (Luxembourg) S.A.

Clearing Systems....................   Clearstream Banking, societe anonyme and Euroclear Bank S.A./N.V., as operator of the
                                       Euroclear System (together, the "CLEARING SYSTEMS").

                     TERMS OF THE OFFER AND THE SOLICITATION

         Upon the terms and subject to the conditions set forth in this Statement (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company is offering to purchase for cash any and all of its outstanding Notes at a price for each
(euro)1,000 principal amount of Notes tendered on or prior to the Tender Offer Expiration Date pursuant to the Offer equal to the Tender Offer Consideration plus accrued and unpaid interest on the Notes up to, but not including, the Payment Date. The Tender Offer Consideration is an amount equal to (a) the present value on the Payment Date of all future cash flows on the Notes to 15 May 2005 (the first date on which the Notes may be redeemed at the option of the Company, the "EARLIEST REDEMPTION DATE"), calculated in accordance with standard market practice as described in Schedule I to this Statement, based on the assumption that the Notes will be redeemed in full at (euro)1,090 per
(euro)1,000 principal amount on the Earliest Redemption Date and that the yield to the Earliest Redemption Date is equal to the sum of (x) the yield on German Bundesobligationen 6.875% due 12 May 2005 (the "REFERENCE SECURITY"), as calculated by the Dealer Managers in accordance with standard market practice, based on the bid side price for the Reference Security, as of 14:00 hours London time, on the Price Determination Date (as defined below), as displayed on the Bloomberg Government Pricing Monitor, PXGB p.1 or any recognised quotation source selected by the Dealer Managers in their discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous, plus (y) 50 basis points (such price being rounded to the nearest (euro)0.01 per (euro)1,000 principal amount of Notes) (the "FIXED SPREAD"), minus accrued and unpaid interest to, but not including, the Payment Date, LESS (b) the Consent Payment. The yield on the Reference Security as of 14:00 hours London time, on 14 February 2005 was 2.084%. Assuming the Reference Security yield stays the same on the Price Determination Date and the Payment Date is 23 March 2005, the Tender Offer Consideration for each (euro)1,000 principal amount of Notes would be (euro)1.098.78 (such price being rounded to the nearest (euro)0.01 per (euro)1,000 principal amount of Notes).

         Upon the terms and subject to the conditions set forth in this Statement (including, if the Solicitation is extended or amended, the terms and conditions of any such extension or amendment), the Company is soliciting Consents to the Proposed Amendments from Holders of the Notes, and is offering to pay to each Holder who consents to the Proposed Amendments on or prior to the Consent Expiration Date a Consent Payment in cash in the amount of (euro)25 per
(euro)1,000 principal amount of the Notes in respect of Notes for which Consents have been validly delivered and not validly revoked on or prior to such Consent Expiration Date. Such payment will be made on the Payment Date if, but only if, the Notes are accepted for purchase pursuant to the terms of the Offer. Proposed Amendment No. 1 to the Indenture and Proposed Amendment No. 2 to the Indenture require the Consents of the Holders of (in the case of Proposed Amendment No. 1) at least a majority and (in the case of Proposed Amendment No. 2) 75% of the then outstanding aggregate principal amount of the Notes issued under the Indenture. The Offer is conditional on receipt of the Requisite Consents but not on receipt of the Additional Consents.

         Holders who desire to tender their Notes pursuant to the Offer and to receive the Total Consideration are required to validly tender such Notes (and not subsequently withdraw such tender) and consent (and not subsequently revoke such consent) to the Proposed Amendments on or prior to the Consent Expiration Date. The completion, execution and delivery of an Electronic Tender Instruction by a Holder in connection with the tender of Notes will constitute the delivery of the Consents to the Proposed Amendments with respect to such Notes. Similarly, a valid withdrawal of tendered Notes in accordance with the procedures described in this Statement will constitute the revocation of the related Consents. As the Proposed Amendments are being presented as one proposal with respect to the Indenture, the delivery of a Consent by a Holder will constitute a consent to all of the Proposed Amendments provided that if the Requisite Consents have been received but the Additional Consents have not been received and the Notes are accepted for purchase by the Company, only Proposed Amendment No. 1 shall become operative.

         If a Holder does not properly tender Notes pursuant to the Offer on or prior to the Consent Expiration Date, such Holder will not receive the Consent Payment, even though Proposed Amendment No. 1 and, if applicable, Proposed Amendment No. 2 will be effective as to all Notes that are not purchased pursuant to the Offer.

         If the Notes are accepted for purchase pursuant to the Offer, Holders who validly tender Notes pursuant to the Offer and consent to the Proposed Amendments pursuant to the terms of the Solicitation on or prior to the Consent Expiration Date, and do not withdraw such tender will receive the Total Consideration, which is equal to the Tender Offer Consideration plus the Consent Payment, plus accrued and unpaid interest up to, but not including, the Payment Date. Holders who validly tender their Notes after the Consent Expiration Date will receive only the Tender Offer Consideration, plus accrued and unpaid interest up to, but not including, the Payment Date, and not the Consent Payment. Payment of the Total Consideration or the Tender Offer Consideration, as applicable, plus accrued and unpaid interest up to, but not including, the Payment Date, for Notes validly tendered and accepted for purchase shall be made promptly following the Tender Offer Expiration Date on such Payment Date.

         HOLDERS WHO TENDER NOTES IN THE OFFER ARE OBLIGATED TO CONSENT TO THE PROPOSED AMENDMENTS IRRESPECTIVE OF WHETHER SUCH NOTES ARE TENDERED PRIOR TO THE CONSENT EXPIRATION DATE. PURSUANT TO THE TERMS OF THE OFFER, THE TENDERING OF THE NOTES BY A HOLDER WILL BE DEEMED TO CONSTITUTE THE CONSENT OF SUCH TENDERING HOLDER TO THE PROPOSED AMENDMENTS AND WILL CONSTITUTE A DIRECTION TO THE TRUSTEE TO EXECUTE AND DELIVER THE SUPPLEMENTAL INDENTURE AND TO THE TRUSTEE (AS TRUSTEE AND SECURITY AGENT) TO TERMINATE THE PLEDGE AGREEMENT, THE EFFECT OF WHICH IS TO TERMINATE THE PLEDGES. SIMILARLY, A VALID WITHDRAWAL OF TENDERED NOTES PRIOR TO THE CONSENT EXPIRATION DATE WILL CONSTITUTE THE CONCURRENT VALID REVOCATION OF SUCH HOLDER'S RELATED CONSENT. IN ORDER FOR A HOLDER TO REVOKE A CONSENT, SUCH HOLDER MUST WITHDRAW THE RELATED TENDERED NOTES.

         All Notes validly tendered on or prior to the Tender Offer Expiration Date in accordance with the procedures set forth under "Procedures for Tendering Notes and Delivering Consents," and not validly withdrawn in accordance with the procedures set forth under "Withdrawal of Tenders and Revocation of Consents," will, upon the terms and subject to the conditions of this Statement, including satisfaction of the Financing Condition, the Supplemental Indenture Condition and the General Conditions, be accepted for purchase by the Company, and payments will be made therefor, on the Payment Date.

         Subject to receipt of the Requisite Consents, the Company and the Trustee in accordance with the terms of the Indenture intend to execute a Supplemental Indenture to the Indenture promptly after the Tender Offer Expiration Date, but Proposed Amendment No. 1 and, if the Additional Consents are received by the Tender Offer Expiration Date, Proposed Amendment No. 2 will not become operative unless and until the Notes issued under the Indenture are accepted for purchase by the Company pursuant to the Offer, which is expected to occur promptly after the later of (i) the Tender Offer Expiration Date or (ii) subject to Rule 14e-1 under the Exchange Act, the satisfaction or waiver of the conditions to the Offer and Solicitation described in this Statement. If the Offer is terminated or withdrawn, or the Notes are not accepted for purchase by the Company pursuant to the Offer, the Supplemental Indenture will not become operative, and no Tender Offer Consideration, Consent Payment or Total Consideration will be paid or payable with respect to the Offer. If any tendered Notes are not purchased pursuant to the Offer for any reason the accounts in which such Notes are held may be unblocked by the relevant Holder by sending an electronic communication to such effect in accordance with the procedures of the relevant Clearing System.

         IF THE REQUISITE CONSENTS ARE RECEIVED AND PROPOSED AMENDMENT NO. 1 HAS BECOME OPERATIVE WITH RESPECT TO THE NOTES, PROPOSED AMENDMENT NO. 1 WILL BE BINDING ON ALL NON-TENDERING HOLDERS OF THE NOTES. ACCORDINGLY, CONSUMMATION OF THE OFFER AND THE ADOPTION OF PROPOSED AMENDMENT NO. 1 MAY HAVE ADVERSE CONSEQUENCES FOR HOLDERS WHO ELECT NOT TO TENDER IN THE OFFER. IN ADDITION, IF THE ADDITIONAL CONSENTS ARE RECEIVED AND PROPOSED AMENDMENT NO. 2 HAS BECOME OPERATIVE WITH RESPECT TO THE NOTES, PROPOSED AMENDMENT NO.2 WILL BE BINDING ON ALL NON-TENDERING HOLDERS OF THE NOTES. ACCORDINGLY, CONSUMMATION OF THE OFFER AND THE ADOPTION OF PROPOSED AMENDMENT NO. 2 MAY HAVE ADDITIONAL ADVERSE CONSEQUENCES FOR HOLDERS WHO ELECT NOT TO TENDER IN THE OFFER. SEE "CERTAIN SIGNIFICANT CONSIDERATIONS."

         The Company's obligation to accept, and pay for, Notes validly tendered pursuant to the Offer is conditional, among other things, upon satisfaction of the Financing Condition, the Supplemental Indenture Condition and the General Conditions. Consent Payments to Holders who have validly tendered Consents (and not revoked such Consents to the Proposed Amendments on or prior to the Consent Expiration Date are conditional upon the Company's acceptance of Notes for purchase pursuant to the Offer. Subject to applicable securities laws and the terms and conditions set forth in this Statement, the Company reserves the absolute right, in its sole discretion, on or prior to the Tender Offer Expiration Date, (i) to waive any and all conditions to the Offer or Solicitation, (ii) to extend or terminate the Offer or Solicitation or (iii) to otherwise amend the Offer or Solicitation in any respect. The Offer or Solicitation may be amended, terminated or extended. See "Conditions to the Offer and Solicitation." The rights reserved by the Company in this paragraph are in addition to the Company's rights to terminate the Offer described under "Conditions to the Offer and Solicitation." Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer or the Solicitation to be issued no later than 9:00 a.m., London time, on the next business day after the previously scheduled Consent Expiration Date or Tender Offer Expiration Date, as the case may be. Without limiting the manner in which any public announcement may be made, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture or the rules of the Luxembourg Stock Exchange, to the Tender Agents (who will convey such notice to the Clearing Systems) and the Dealer Managers.

         If the Company extends the Offer, or if, for any reason (whether before or after the Notes have been accepted for purchase), the acceptance for payment of, or the payment for, Notes is delayed, or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company's rights under the Offer, the Tender Agents may retain tendered Notes on behalf of the Company, and such Notes may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described in "Withdrawal of Tenders and Revocation of Consents." However, the ability of the Company to delay the payment for Notes that the Company has accepted for purchase is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer.

         If the Solicitation is amended on or prior to the Consent Expiration Date in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Solicitation for a period deemed by the Company to be adequate to allow the Holders to withdraw their Notes and revoke their Consents. In addition, the Company may, if it deems appropriate, extend the Solicitation for any other reason. If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least ten business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Offer for any other reason. See "Withdrawal of Tenders and Revocation of Consents".


ADDITIONAL TERMS OF THE OFFER

     |X| All communications, payments, notices, certificates, or other documents to be delivered to or by a Holder will be delivered by or sent to or by it at the Holder's own risk.

     |X| By submitting a valid Electronic Tender Instruction, a Holder will be deemed to have given the representations, warranties and undertakings of the Holder set forth below in "Procedures for Tendering Notes and Delivering Consents-Representations, Warranties and Undertakings".

     |X| All acceptances of tendered Notes and delivered Consents shall be deemed to be made on the terms set out in this Statement (and shall be deemed to be given in writing even though submitted electronically) and shall oblige the Holder of tendered Notes to have such Notes blocked in the securities account in the relevant Clearing System to which they are credited with effect from and including the date on which the blocking instruction is transmitted.

     |X| The Company may in its sole discretion elect to treat as valid an Electronic Tender Instruction not complying in all respects with the requirements of the relevant Clearing System, or in respect of which the relevant Holder does not fully comply with all the requirements of these terms.

     |X| Unless waived by the Company, any irregularities in connection with tenders of such Notes and delivery of related Consents must be cured within such time as the Company shall determine. None of the Company, the Dealer Managers and Solicitation Agents, the Clearing Systems, the Tender Agents, the Trustee or any other person shall be under any duty to give notification of any defects or irregularities in such tenders of such Notes and delivery of related Consents, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes and delivery of related Consents may be deemed not to have been made until such irregularities have been cured or waived.

     |X| None of the Company, the Dealer Managers and Solicitation Agents, the Clearing Systems, the Tender Agents or the Trustee shall accept any responsibility for failure of delivery of a notice, communication or electronic acceptance instruction.

     |X| Any rights or claims which a Holder may have against the Company in respect of any tendered Notes or the Offer shall be extinguished or otherwise released upon the payment to such Holder of the Total Consideration or Tender Offer Consideration, as the case may be, and any accrued and unpaid interest for such Notes.

     |X| Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture or the rules of the Luxembourg Stock Exchange, to the Tender Agents (who will convey such notice to the Clearing Systems) and the Dealer Managers.

     |X| The Notes are debt obligations of the Company and are governed by the Indenture. There are no appraisal or other similar statutory rights available to the Holders in connection with the Offer.

     |X| The Company's acceptance for payment in accordance with the terms of this Statement of all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) shall be governed by and construed in accordance with the laws of England and Wales.

     |X|  The Offer will commence on 17 February 2005.

                       CERTAIN SIGNIFICANT CONSIDERATIONS

         THE FOLLOWING CONSIDERATIONS, IN ADDITION TO THE OTHER INFORMATION DESCRIBED ELSEWHERE IN THIS STATEMENT, SHOULD BE CAREFULLY CONSIDERED BY EACH HOLDER BEFORE DECIDING WHETHER TO PARTICIPATE IN THE OFFER AND THE SOLICITATION.

         EFFECTS OF THE PROPOSED AMENDMENTS TO RESTRICTIVE COVENANTS. If the Proposed Amendments become operative, Notes that are not tendered and purchased pursuant to the Offer will remain outstanding and will be subject to the terms of the Indenture as modified by the Supplemental Indenture under which substantially all of the restrictive covenants and provisions contained in the Indenture would be eliminated, and Holders of Notes not tendered no longer would be entitled to the benefits of such covenants. The elimination of these restrictive covenants would permit the Company to take actions previously prohibited by the Indenture which actions could significantly increase the credit risks with respect to the Company, and adversely affect the market price and credit rating of the remaining Notes and have an adverse impact on the interests of the Holders of Notes not tendered. In particular, the Company intends to sell all of the shares of Sanitec Oy and certain loans made by the Company to Sanitec Oy. After the sale of these assets, the Company would have no assets other than the proceeds of this sale and, therefore, would have no other source of payment for the Notes. In addition, there would be no restrictions on the Company's use of these proceeds. If the Company were to use the proceeds of the sale in a manner that would result in insufficient funds being available for the payment of amounts due and owing under the Notes, Holders of the Notes that are not tendered would have no other source of payment for their Notes.

         EFFECTS OF THE TERMINATION OF THE PLEDGE AGREEMENT. If the Proposed Amendments become operative, the Pledge Agreement will be terminated, the effect of which is to terminate the Pledges. The Notes thereafter would be unsecured obligations of the Company, and Holders of the Notes not tendered would no longer be entitled to the benefits of the Pledges. The termination of the Pledge Agreement could adversely affect the market price and credit rating of the remaining Notes and have an adverse impact on the interests of Holders of Notes not tendered.

         LIMITED TRADING MARKET. To the extent that Notes are tendered and accepted in the Offer, any existing trading market for the remaining Notes will become more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable debt security with a greater float. The reduced float may also make the trading price of the Notes that are not tendered and accepted for purchase more volatile. Consequently, the liquidity, market value and price volatility of Notes that remain outstanding may be adversely affected. Holders of unpurchased Notes may attempt to obtain quotations for the Notes from their brokers; however, there can be no assurance that any trading market will exist for the Notes following consummation of the Offer. The extent of the public market for the Notes following consummation of the Offer will depend upon the number of Holders remaining at such time, the interest in maintaining a market in such Notes on the part of securities firms and other factors. In addition, following the consummation of the offer, the Company may at any time, in its sole discretion, elect to discontinue the listing of the Notes on the Luxembourg Stock Exchange, subject to the rules of the Luxembourg Stock Exchange.

         PREFERENCE RISK. Any payment made to Holders in consideration for their Notes may be subject to challenge as a preference if such payment is made within six months or ten days before such six months period prior to a bankruptcy filing, or other relevant insolvency filing by the Company under the laws of Luxembourg. If such payment were deemed to be a preference, such payment could be recovered by the Company's trustee in bankruptcy and Holders would be restored to their previous positions as unsecured creditors of the Company.

         In addition to the preference risk related to an insolvency filing within six months or ten days before such six months period from the date of payment, the payment of the consideration for the Notes may also be recovered from a Holder, if in a bankruptcy of the Company, a Luxembourg court were to find that (i) the payment of the purchase price was made after the cessation of payments but before the bankruptcy judgment and (ii) the Holder of the Notes had knowledge of the cessation of payments of the Company. Further, in a bankruptcy of the Company, any payment, irrespective of the date of such payment, is void if it has been made to defraud the creditors provided that such payment has impoverished the Company and the Holders knew that it could do harm to other creditors of the Company.

         OTHER PURCHASES OR REDEMPTION OF NOTES. The Company and its affiliates may acquire Notes otherwise than pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise (and may redeem or defease the Notes in accordance with the Notes and the Indenture), upon such terms and at such prices as they may determine. The prices paid for Notes acquired otherwise than pursuant to the Offer may be more or less than the prices to be paid pursuant to the Offer and could include cash or other consideration.

         NO FILING OF REPORTS. Pursuant to the Indenture and the requirements of the Exchange Act, the Company is obligated to file annual and other reports with the SEC. The Company is also required to provide Holders with copies of certain of these reports. If the Offer is consummated and the Proposed Amendments become effective, the Offeror intends to cease these filings and to cease providing Holders with such reports, unless otherwise required under the Exchange Act. If the Company ceases to file annual and other reports pursuant to Section 13 or 15(d) of the Exchange Act, public information related to the capitalisation, cash flows, net income, results of operations of the Company and business generally may not be available to Holders of the Notes or other investors, which may affect the liquidity of, and trading prices for, the Notes.

         CERTAIN INFORMATION CONCERNING THE COMPANY AND ITS SUBSIDIARIES

         BUSINESS. The Company, which for purposes only of this section includes Sanitec Oy and certain other operating subsidiaries of the Company believes, based on market data collected from its business units and information obtained from Consult GB, that it is one of the European leaders in the manufacture of bathroom ceramics, bath and shower products and wellness products. The Company manufactures and markets an extensive range of branded bathroom products covering the low, middle and high-end price segments of the bathroom products industry. The Company's bathroom products consist of bathroom ceramics, such as toilets, wash basins and urinals, and bath and shower products, such as bathtubs, shower enclosures and trays, and whirlpools. Its wellness products consist of whirlpools, shower systems and shower enclosures. The Company sells its bathroom products principally to wholesalers who sell them to installers, plumbers and retailers, who, in turn, sell them to private residential and commercial end-users. The Company's core markets are in Europe, principally in Germany, France, Scandinavia, Finland, the Benelux countries, Poland, Italy and the United Kingdom.

         The Company's development into one of Europe's leading manufacturers of bathroom products has been the combined result of organic growth and strategic acquisitions. Prior to 1991, the Company was mainly active in Finland, Sweden and Norway. The Company expanded its presence in bathroom ceramics in Europe through the acquisitions of leading manufacturers in France and Germany in 1991, Poland and Italy in 1993, the Benelux countries in 1999 and the United Kingdom in 2001. The Company strengthened its presence in bath and shower products in Europe through the acquisitions of leading manufacturers in France in 1993, Poland and Italy in 1995 and Germany in 1999. As a result, the Company has an extensive product range covering the low-, middle and high-end price segments of the bathroom products industry. From fiscal years 1991 to 2003, sales of the Company's bathroom products increased from approximately (euro)305 million to
(euro)879 million. The Company estimates organic growth for the same period was approximately 5% per year on average.

         THE SALE OF SANITEC OY. On 4 February 2005 the Company entered into the Share Purchase Agreement with the Share Purchaser in respect of the Agreed Share Purchase. The Share Purchaser is a company existing under the laws of Sweden and is financed by the private equity fund EQT IV.

         Under the terms of the Share Purchase Agreement, the Share Purchaser will acquire 100% of the issued and outstanding share capital of Sanitec Oy, all of which is owned by the Company, and certain loans granted by the Company to Sanitec Oy.

The Agreed Share Purchase is conditional upon a number of closing conditions, including the receipt of clearance pursuant to the competent merger control authorities' merger control regulations. In addition, the Agreed Share Purchase is also conditional upon the release or termination of any security granted in favour of the Holders and/or the Trustee accomplished either upon receipt by the Company of the Requisite Consents in accordance with this Offer or, alternatively, by redemption of the Notes on the Earliest Redemption Date.

         The Company's business is described in greater detail in its reports filed with and submitted to the SEC which are listed on page vi and are incorporated in this Statement by reference.

                               PROPOSED AMENDMENTS

         Set forth below is a brief description of the Proposed Amendments to the Indenture for which Consents are being sought pursuant to the Solicitation, which is qualified in its entirety by reference to the full and complete terms contained in the Indenture and the Supplemental Indenture. Capitalised terms appearing below but not defined in this Statement have the meanings assigned to such terms in the Indenture.

         If the Company receives the Requisite Consents, Proposed Amendment No. 1 will become operative on the date the Company accepts all Notes issued under the Indenture validly tendered for purchase and payment pursuant to the Offer.

         If the Company receives the Additional Consents, Proposed Amendment No. 2 will become operative on the date the Company accepts all Notes issued under the Indenture validly tendered for purchase and payment pursuant to the Offer.

PROPOSED AMENDMENT NO. 1

         DELETION OF COVENANTS IN THE INDENTURE. Proposed Amendment No. 1 would delete in their entirety (except as noted) the covenants listed below and references to such covenants from the Indenture as well as the events of default related to such covenants:

SECTION 4.03                     Reports
SECTION 4.05                     Taxes
SECTION 4.07                     Change of Control
SECTION 4.08                     Asset Sales
SECTION 4.09                     Restricted Payments
SECTION 4.10                     Incurrence of Indebtedness and Issuance of Preferred Shares
SECTION 4.11                     Liens
SECTION 4.12                     Dividend and Other Payment Restrictions Affecting Subsidiaries
SECTION 4.13                     Transactions with Affiliates
SECTION 4.14                     Designation of Restricted and Unrestricted Subsidiaries
SECTION 4.15                     Sale and Leaseback Transactions
SECTION 4.16                     Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries
SECTION 4.17                     Limitations on Issuances of Guarantees of Indebtedness
SECTION 4.19                     Repayment of Certain Loans
SECTION 4.20                     Business Activities
SECTION 4.21                     Advances to Restricted Subsidiaries
SECTION 4.22                     Payments for Consent
SECTION 4.23                     Liquidation of Pool Acquisition Netherlands B.V.
SECTION 4.25(6)                  General Additional Covenants (clause (6) only)
SECTION 5.01                     Merger, Consolidation, or Sale of Assets
SECTION 5.02                     Successor Corporation Substituted
SECTION 10.01                    Pledge Agreements
SECTION 10.02                    Recording of Opinions

SECTION 10.03           Release of Collateral
SECTION 10.04           Certification of the Issuer
SECTION 10.05           Certification of the Trustee
SECTION 10.06           Actions Under the Pledge Agreement
SECTION 10.07           Receipt of Funds Under the Pledge Agreements
SECTION 10.08           Termination of Security Interest


         DELETION OF EVENTS OF DEFAULT IN THE INDENTURE. Proposed Amendment No. 1 would delete the following in the Indenture as summarised below:

SECTION 6.01 Events of Default - deletion of clauses (c) (excepting reference to section 4.18), (e), (f) and all references to Restricted Subsidiaries in clause (h).

         TERMINATION OF PLEDGE AGREEMENT. Proposed Amendment No. 1 would effect the termination of the Pledge Agreement, the effect of which is to terminate the Pledges.

         DELETION OF DEFINITIONS. Proposed Amendment No. 1 would delete certain definitions from the Indenture made irrelevant as a result of the foregoing changes.

PROPOSED AMENDMENT NO. 2

         DELETION OF COVENANTS IN THE INDENTURE. Proposed Amendment No. 2 would delete from the Indenture in its entirety the covenants set out in Section 4.18 of the Indenture ("AMENDMENTS TO CERTAIN LOANS") and references thereto to such covenants from the Indenture as well as the events of default related to such covenants.

         DELETION OF DEFINITIONS. Proposed Amendment No. 2 would delete certain definitions from the Indenture made irrelevant as a result of the foregoing changes.

         DELETION OF EVENTS OF DEFAULT IN THE INDENTURE. Proposed Amendment No. 2 would delete the following in the Indenture as summarised below:

SECTION 6.01            Events of Default - deletion of reference to section
                        4.18 in clause (c).

         The Proposed Amendments with respect to the Notes constitute a single proposal and a consenting Holder must consent to such Proposed Amendments in their entirety and may not consent selectively with respect to certain of the Proposed Amendments.

         If the Company receives the Requisite Consents, Proposed Amendment No. 1 will be reflected in the Supplemental Indenture. The Supplemental Indenture to the Indenture will be executed by the Company and the Trustee on or promptly after the Tender Offer Expiration Date, but Proposed Amendment No. 1 will not become operative unless and until all Notes validly tendered are accepted for purchase by the Company pursuant to the Offer, which is expected to occur promptly after the Tender Offer Expiration Date.

         If the Company receives the Additional Consents, Proposed Amendment No. 2 will be reflected in the Supplemental Indenture. The Supplemental Indenture to the Indenture will be executed by the Company and the Trustee on or promptly after the Tender Offer Expiration Date, but Proposed Amendment No. 2 will not become operative unless and until all Notes validly tendered are accepted for purchase by the Company pursuant to the Offer, which is expected to occur promptly after the Tender Offer Expiration Date.

         IF PROPOSED AMENDMENT NO. 1 WITH RESPECT TO THE NOTES IS ADOPTED AND THE OFFER IS CONSUMMATED, NOTES THAT ARE NOT TENDERED, OR THAT ARE NOT ACCEPTED FOR PURCHASE PURSUANT TO THE OFFER, WILL REMAIN OUTSTANDING, BUT WILL BE SUBJECT TO THE TERMS OF THE INDENTURE AS MODIFIED BY THE SUPPLEMENTAL INDENTURE. IF PROPOSED AMENDMENT NO. 2 IS ALSO ADOPTED, NOTES THAT ARE NOT TENDERED, OR THAT ARE NOT ACCEPTED FOR PURCHASE PURSUANT TO THE OFFER, WILL ALSO BE SUBJECT TO THE TERMS OF THE INDENTURE AS MODIFIED BY THE SUPPLEMENTAL INDENTURE.

         Pursuant to the terms of the Indenture, Proposed Amendment No. 1 requires the written consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes issued under the Indenture. Pursuant to the terms of the Indenture, Proposed Amendment No. 2 requires the consent of the Holders of at least 75% in aggregate total principal amount of the then outstanding Notes issued under the Indenture.

         The aggregate outstanding principal amount of Notes is
(euro)260,000,000.

         The valid tender by a Holder of Notes pursuant to the Offer on or prior to the Tender Offer Expiration Date will be deemed to constitute the giving of a written Consent by such Holder to the Proposed Amendments. The Company is not soliciting and will not accept Consents from Holders who are not also tendering their Notes pursuant to the Offer.

         ACCEPTANCE FOR PAYMENT AND PAYMENT OF NOTES; ACCEPTANCE OF CONSENTS

         Upon the terms and subject to the conditions of the Offer and Solicitation (including, if the Offer or Solicitation is extended or amended, the terms and conditions of such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not withdrawn) pursuant to the Offer on or prior to the Tender Offer Expiration Date. Such payment will be made by the deposit with the Tender Agents of the Tender Offer Consideration and the Consent Payment, if applicable, plus accrued and unpaid interest up to, but not including, the Payment Date, in immediately available funds by the Company promptly after the Tender Offer Expiration Date so that the payment of the Tender Offer Consideration or Total Consideration, as applicable, together with such accrued and unpaid interest may be made to tendering Holders on such Payment Date. The Tender Agents will act as agent for Holders tendering by Electronic Tender Instruction for the purpose of receiving payment from the Company and transmitting such payment to tendering Holders. Under no circumstances will interest on the Tender Offer Consideration or the Total Consideration, as applicable, be paid by the Company by reason of any delay on behalf of the Tender Agents, the Clearing Systems or their respective agents in making such payment.

         The Company expressly reserves the right, in its sole discretion and subject to Rule 14e-l(c) under the Exchange Act, to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law. See "Conditions to the Offer and Solicitation." In all cases, payment by the Tender Agents to Holders of the Tender Offer Consideration for Notes accepted for purchase pursuant to the Offer (and not validly withdrawn) or Consent Payments for Consents validly delivered (and not validly revoked) on or prior to the Consent Expiration Date will be made only after timely receipt by the Tender Agents of (i) Certificates representing such Notes or timely confirmation of a book-entry transfer of such Notes into the Tender Agents' account at the Clearing Systems pursuant to the procedures set forth under "Procedures for Tendering Notes and Delivering Consents", (ii) properly tendered Notes pursuant to the procedures described below and (iii) any other documents required by the Company or the Clearing Systems.

         For purposes of the Offer, validly tendered Notes (or defectively tendered Notes for which the Company has waived such defect) will be deemed to have been accepted for purchase by the Company if, as and when the Company gives oral or written notice thereof to the Tender Agents. For purposes of the Solicitation, Consents delivered to the Tender Agents will be deemed to have been accepted by the Company if, (i) as and when the Company and the Trustee execute the Supplemental Indenture, promptly after the Tender Offer Expiration Date, and (ii) the Company has accepted the Notes for purchase pursuant to the Offer.

         It is a condition precedent to the Company's obligation to purchase Notes pursuant to the Offer that the Financing Condition, the Supplemental Indenture Condition and the General Conditions shall have been satisfied. It is a condition subsequent to Proposed Amendment No. 1 and, where applicable, Proposed Amendment No. 2 becoming operative with respect to the Notes that the Company accepts for payment all Notes validly tendered (and not validly withdrawn) pursuant to the Offer (in which event, the Company will be obligated to promptly pay the Tender Offer Consideration or Total Consideration, as applicable, for the Notes so accepted). See "Conditions to the Offer and Solicitation."

             PROCEDURES FOR TENDERING NOTES AND DELIVERING CONSENTS

         HOLDERS WILL NOT BE ENTITLED TO RECEIVE THE TOTAL CONSIDERATION, PLUS ACCRUED AND UNPAID INTEREST UP TO, BUT NOT INCLUDING, THE PAYMENT DATE, UNLESS THEY VALIDLY TENDER (AND DO NOT SUBSEQUENTLY VALIDLY WITHDRAW) THEIR NOTES PURSUANT TO THE OFFER ON OR PRIOR TO 5:00 P.M., LONDON TIME, ON THE CONSENT EXPIRATION DATE. THE TENDER OF NOTES PURSUANT TO THE OFFER AND IN ACCORDANCE WITH THE PROCEDURES DESCRIBED BELOW WILL CONSTITUTE (I) A TENDER OF THE NOTES AND (II) THE DELIVERY OF A WRITTEN CONSENT BY SUCH HOLDER WITH RESPECT TO SUCH NOTES.

         THE COMPANY IS NOT SOLICITING AND WILL NOT ACCEPT CONSENTS TO THE PROPOSED AMENDMENTS FROM HOLDERS WHO ARE NOT TENDERING THEIR NOTES PURSUANT TO THE OFFER.

         TENDER OF NOTES AND DELIVERY OF CONSENTS. The tender by a Holder of Notes and delivery of Consents (and the subsequent acceptance of such tender by the Company) pursuant to the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth in this Statement.

         ELECTRONIC TENDER INSTRUCTIONS. To tender Notes by Electronic Tender Instruction, a Holder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, a Euclid server or Cedcom instruction (each an "ELECTRONIC TENDER INSTRUCTION") to authorise the tendering of Notes and thereby delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be; or (ii) request such Holder's broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic Tender Instruction to authorise the tendering of Notes and delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream for such Holder. Holders whose Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to tender their Notes for purchase by the Company.

         Notwithstanding that the Notes will be tendered and the related Consents delivered by each Holder by means of an Electronic Tender Instruction, each Holder thereby agrees that such Electronic Tender Instruction constitutes a written consent to the Proposed Amendments.

         For the avoidance of doubt, each Holder submitting an Electronic Tender Instruction must ensure that Euroclear or Clearstream, as the case may be, is authorised to block the account(s) in which the tendered Notes are held so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Holder submits its Electronic Tender Instruction.

         The receipt of such Electronic Tender Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream. For the avoidance of doubt any such acknowledgement does not constitute an acceptance of the tender by or on behalf of the Company.

         PROCEDURES FOR TENDERING NOTES. A Holder may tender Notes by submitting a valid Electronic Tender Instruction to the relevant Clearing System in accordance with the requirements of the relevant Clearing System. The Holder must clearly state in the Electronic Tender Instruction:

         |X| the aggregate principal amount of Notes that the Holder wishes to tender;

         |X| the name of the Holder, the securities account number for the relevant Clearing System in which the Notes are held, the name of the participant and its corresponding Euroclear or Clearstream number;

         |X| that an individual matching blocking instruction has been sent to the relevant Clearing System; and

         |X| the cash account number at the relevant Clearing System that shall receive the cash tender amount of Notes tendered by such Holder.

         The tender by a Holder of Notes will, on acceptance of the tender by the Company and verification to the Holders thereof, constitute a binding agreement between such Holder and the Company in accordance with the terms, and subject to the conditions, set forth in this Statement and in the Electronic Tender Instruction, as the case may be. Such tender will be binding on the tendering Holder upon receipt by the relevant Clearing System of a valid Electronic Tender Instruction in respect of all matters except, with respect to the tender of Notes on or prior to the Consent Expiration Date, the Holder's tender of Notes, which will be binding immediately following the Consent Expiration Date. A tender by a Holder may be revoked prior to the Consent Expiration Date by submitting an electronic withdrawal instruction to the relevant Clearing System.

         NO LETTER OF TRANSMITTAL OR CONSENT. No letter or transmittal or consent need be executed in relation to this Offer. The submission of an Electronic Tender Instruction in the name provided in this Statement shall constitute written consent to the Proposed Amendments.

         REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS. By submitting a valid Electronic Tender Instruction to the relevant Clearing System, the Holder is deemed to represent, warrant and undertake to the Company, the Tender Agents and the Dealer Managers that:

                  (a)      the Holder has received and reviewed this Statement;

                  (b) the Notes are, at the time of acceptance, and will continue to be, until the payment on the Payment Date or the termination or withdrawal of the Offer, or, in the case of Notes in respect of which the tender has been revoked, the date on which such tender is validly revoked, held by it at the relevant Clearing System;

                  (c) the Notes have been blocked (and will remain blocked) in the securities account to which such are credited in the relevant Clearing System with effect from, and including, the date on which either the Electronic Tender Instruction was received by the relevant Clearing System until the time of payment on the Payment Date or termination or withdrawal of the Offer or in the case of Notes in respect of which the tender has been revoked, the date on which such tender is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System;

                  (d) the tendering Holder acknowledges that the tendering Holder consents to the Proposed Amendments as described in this Statement and authorises, directs and requests the execution and delivery of the Supplemental Indenture and the termination of the Pledge Agreement, the effect of which is to terminate the Pledges as described in this Statement, in respect of the principal amount of the Notes blocked in the relevant Clearing System. The tendering Holder acknowledges that the submission of an Electronic Tender Instruction to this effect constitutes the tendering Holder's written consent to the Proposed Amendments;

                  (e) the tendering Holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the tendering Holder and the Consents given by the tendering Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the tendering Holder and shall not be affected by, and shall survive, the death or incapacity of the tendering Holder;

                  (f) if the Notes are accepted by the Company for payment, the tendering Holder acknowledges that the value date for delivery and receipt will be the Payment Date. The tendering Holder acknowledges that, to the extent the tendering Holder accepts the Offer after the Consent Expiration Date, the tendering Holder will not receive the payment of the Consent Payment that would otherwise be payable with respect to the Notes blocked in the relevant Clearing System prior to the Consent Expiration Date;

                  (g) that the Notes, the subject of the Electronic Tender Instruction, will on the Payment Date, be transferred by such Holder with full title guarantee free from all liens, charges and encumbrances and together with all rights attached to the Notes; and

                  (h) no information has been provided to it by the Company, the Dealer Managers and Solicitation Agents, the Tender Agents or the Trustee with regard to the tax consequences to Holders or beneficial owners of the Notes arising from the tender of Notes in the Offer and the receipt of the Tender Offer Consideration or the Total Consideration, as the case may be, and accrued interest, and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Offer and agrees that it will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against the Company, the Dealer Managers and Solicitation Agents, any Tender Agent, the Trustee or any other person in respect of such taxes and payments.

         IF THE RELEVANT HOLDER IS UNABLE TO GIVE THE REPRESENTATIONS AND WARRANTIES DESCRIBED IN (B) ABOVE, SUCH HOLDER SHOULD CONTACT THE DEALER MANAGERS.

         All tenders will be made on the basis of the terms set out in this Statement and, once made in the manner described above, will (subject as mentioned above) be irrevocable and binding on the relevant Holder. TENDERS MAY ONLY BE MADE BY SUBMISSION OF A VALID ELECTRONIC TENDER INSTRUCTION TO THE RELEVANT CLEARING SYSTEM NO LATER THAN THE TENDER OFFER EXPIRATION DATE WHICH (SUBJECT TO THE PROVISIONS OF THIS DOCUMENT) WILL BE 5:00 P.M., LONDON TIME, ON 18 MARCH 2005.

         If the Offer is terminated by the Company, upon notice by the Company to the Clearing Systems, the tendered Notes will be unblocked in the relevant Clearing System.

         The receipt of an Electronic Tender Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System. All questions as to validity, form and eligibility (including time of receipt) of any Electronic Tender Instruction will be determined solely by the Company. Such determination as to whether or when an Electronic Tender Instruction is received, whether it is duly completed and signed or whether a tender is validly revoked shall be final and binding.

         Holders should ensure that the relevant Clearing System in which Notes are held has received irrevocable instructions (with which they have complied) to block such Notes in the securities account to which they are credited with effect from, and including, the day on which the Electronic Tender Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date. Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System. The Company and the Tender Agents shall be entitled to accept submission of an Electronic Tender Instruction as deemed confirmation that such Notes have been so blocked. The Tender Agents shall require the relevant Clearing System to confirm in writing that such Notes have been blocked with effect from the date of submission of the Electronic Tender Instruction. In the event that the relevant Clearing System fails to do so, the Tender Agents shall inform the Company who shall be entitled, but not obliged, to reject the Electronic Tender Instruction.

         BENEFICIAL OWNERS OF NOTES WHO ARE NOT DIRECT PARTICIPANTS IN EUROCLEAR OR CLEARSTREAM MUST CONTACT THEIR BROKER, DEALER, BANK, CUSTODIAN, TRUST COMPANY OR OTHER NOMINEE TO ARRANGE FOR THEIR DIRECT PARTICIPANT IN EUROCLEAR OR CLEARSTREAM, AS THE CASE MAY BE, THROUGH WHICH THEY HOLD NOTES TO SUBMIT A VALID ELECTRONIC TENDER INSTRUCTION TO THE RELEVANT CLEARING SYSTEM PRIOR TO THE TENDER OFFER EXPIRATION DATE. THE BENEFICIAL OWNERS OF NOTES THAT ARE HELD IN THE NAME OF A BROKER, DEALER, BANK, CUSTODIAN, TRUST COMPANY OR OTHER NOMINEE OR CUSTODIAN SHOULD CONTACT SUCH ENTITY SUFFICIENTLY IN ADVANCE OF THE TENDER OFFER EXPIRATION DATE IF THEY WISH TO TENDER NOTES AND PROCURE THAT THE NOTES ARE BLOCKED IN ACCORDANCE WITH THE NORMAL PROCEDURES OF THE RELEVANT CLEARING SYSTEM AND THE DEADLINES IMPOSED BY SUCH CLEARING SYSTEM.

         TENDER OF NOTES IN PHYSICAL FORM. The Trustee has informed the Company that all Holders hold the Notes through Clearing System accounts and there are no Notes in physical form. If you believe that you are holding a Note in physical form, please contact the Tender Agents for the appropriate procedures with regard to tendering such Notes.

         NO GUARANTEED DELIVERY. THERE ARE NO GUARANTEED DELIVERY PROCEDURES PROVIDED BY THE COMPANY IN CONNECTION WITH THIS OFFER. BENEFICIAL OWNERS OF NOTES THAT ARE HELD IN THE NAME OF A CUSTODIAN MUST CONTACT

SUCH ENTITY SUFFICIENTLY IN ADVANCE OF THE CONSENT EXPIRATION DATE OR THE TENDER OFFER EXPIRATION DATE IF THEY WISH TO TENDER NOTES AND DELIVER RELATED CONSENTS ELIGIBLE TO RECEIVE THE RELEVANT TOTAL CONSIDERATION, OR THE TENDER OFFER CONSIDERATION, AS APPLICABLE.

         Direct participants in Euroclear or Clearstream tendering Notes must give authority to Euroclear or Clearstream to disclose their identity to the Tender Agents.

         DO NOT SEND NOTES OR ELECTRONIC TENDER INSTRUCTIONS TO THE COMPANY, THE DEALER MANAGERS OR THE TRUSTEE.

                WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS

         Tenders of Notes and related Consents delivered may be withdrawn at any time on or prior to the Consent Expiration Date by complying with the procedures described in this Statement.

         A valid withdrawal of tendered Notes on or prior to the Consent Expiration Date shall be deemed a revocation of the related Consents. A Holder may not validly revoke Consents unless such Holder validly withdraws its previously tendered Notes. Similarly, a valid withdrawal of tendered Notes will constitute a valid revocation of the related Consents.

         In order for a Holder to revoke a Consent, such Holder must withdraw the tendered Notes. Tenders of Notes may be validly withdrawn if the Offer is terminated without any Notes being purchased pursuant to the Offer. In the event of such a termination, the Notes tendered pursuant to the Offer will be credited to the account maintained at the Clearing System from which such Notes were delivered, and Proposed Amendment No. 1 and, if applicable, Proposed Amendment No. 2 contained in the Supplemental Indenture will not become operative.

         If the Solicitation is amended on or prior to the Consent Expiration Date in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Solicitation for a period deemed by the Company to be adequate to allow the Holders to withdraw their Notes and revoke their Consents. In addition, the Company may, if it deems appropriate, extend the Solicitation for any other reason. If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least ten business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Offer for any other reason.

         For a withdrawal of tendered Notes and the revocation of Consents to be effective, the Holder must submit an electronic withdrawal instruction in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System in order to unblock the tendered Notes. Tendered Notes may not be unblocked by a Holder's instruction unless such Holder is entitled to withdraw its tender pursuant to the terms of the Offer.

         Any valid revocation of a Consent will automatically render the prior tender of the Notes to which such Consent relates defective, and the Company will have the right, which it may waive, to reject such tender as invalid. Any permitted withdrawal of Notes and revocation of Consents may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered and any Consents revoked will be deemed not validly delivered for purposes of the Offer; PROVIDED, HOWEVER, that validly withdrawn Notes may be re-tendered and revoked Consents may be re-delivered by again following one of the appropriate procedures described in this Statement at any time on or prior to the Consent Expiration Date (in order to receive the Total Consideration) or the Tender Offer Expiration Date (in order to receive the Tender Offer Consideration).

         If the Company extends the Offer or, for any reason (whether before or after the Notes have been accepted for purchase), the acceptance for payment of, or the payment for, the Notes is delayed or if the Company is unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to the Company's rights hereunder, tendered Notes may be retained by the Tender Agents on behalf of the Company and may not be withdrawn (subject to Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer), except as otherwise provided in this section.

         If any tendered Notes are not purchased pursuant to the Offer for any reason, the Notes will be credited to the account maintained at the relevant Clearing System from which such Notes were delivered unless otherwise requested by such Holder in the Electronic Tender Instruction, promptly following the Tender Offer Expiration Date or termination of the Offer.

         ALL QUESTIONS AS TO THE VALIDITY, FORM AND ELIGIBILITY (INCLUDING TIME OF RECEIPT) OF NOTICES OF WITHDRAWAL AND REVOCATION OF CONSENTS WILL BE DETERMINED BY THE COMPANY, IN THE COMPANY'S SOLE DISCRETION (WHOSE DETERMINATION SHALL BE FINAL AND BINDING). NONE OF THE COMPANY, THE TENDER AGENTS, THE DEALER MANAGERS, THE TRUSTEE OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR REVOCATION OF CONSENTS, OR WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

                EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION

         The Consent Expiration Date is 5:00 p.m., London time, on 4 March 2005, unless extended or terminated by the Company. The Tender Offer Expiration Date, at which the Offer expires, is 5:00 p.m., London time, on 18 March 2005, unless extended or terminated by the Company.

         The Company expressly reserves the right at any time or from time to time, regardless of whether or not the conditions set forth in "Terms of the Offer and the Solicitation" shall have been satisfied subject to applicable law,
(i) to amend the terms of the Offer in any respect, (ii) to waive any condition of the Offer, and/or (iii) to terminate the Offer at any time prior to the Tender Offer Expiration Date, in each case, by giving notice of such amendment, waiver or termination as provided in this Statement.

         If the Solicitation is amended on or prior to the Consent Expiration Date in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Solicitation for a period deemed by the Company to be adequate to allow the Holders to withdraw their Notes and revoke their Consents. In addition, the Company may, if it deems appropriate, extend the Solicitation for any other reason. If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer to the extent required by law. If the consideration to be paid in the Offer is increased or decreased or the principal amount of Notes subject to the Offer is decreased, the Offer will remain open at least ten business days from the date the Company first gives notice to Holders, by public announcement or otherwise, of such increase or decrease. In addition, the Company may, if it deems appropriate, extend the Offer for any other reason.

         The Company may extend the Consent Expiration Date or the Tender Offer Expiration Date, in either case, for such period or periods as it may determine in its sole discretion. There can be no assurance that the Company will exercise its right to extend the Consent Expiration Date or the Tender Offer Expiration Date.

         Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension of the Offer or the Solicitation to be issued no later than 9:00 a.m., London time, on the first business day after the previously scheduled Consent Expiration Date or Tender Offer Expiration Date, as the case may be. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing any press release or notice required pursuant to the terms of the Indenture or the rules of the Luxembourg Stock Exchange and will notify the Tender Agents (who will convey such notice to the Clearing Systems) and the Dealer Managers.

         In the event the Company shall terminate the Offer, it shall as soon as practicable give notice of such termination to the Tender Agents, and all tendered Notes will be unblocked and credited to the account(s) maintained at the Clearing System in which such Notes were blocked. In that event, neither the Consent Payment nor the Tender Offer Consideration will be paid or become payable and the Proposed Amendments will not become effective. See "Terms of the Offer and the Solicitation" and "Withdrawal of Tendered Notes and Revocation of Consents".

                    CONDITIONS TO THE OFFER AND SOLICITATION

         Notwithstanding any other provisions of the Offer and Solicitation and in addition to (and not in limitation of) the Company's rights to extend and/or amend the Offer and the Solicitation, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, or payment for, any tendered Notes, in each event subject to Rule 14e-1 under the Exchange Act, and may terminate the Offer and Solicitation, if the Financing Condition, the Supplemental Indenture Condition or the General Conditions shall not have been satisfied.

         The "FINANCING CONDITION" shall mean the Trustee or the Company having received from the Share Purchaser pursuant to the terms of the Share Purchase Agreement funds in an amount sufficient to pay the consideration, costs and expenses for the Offer and Solicitation on terms and conditions reasonably satisfactory to the Company. There can be no assurance that the Agreed Share Purchase will be completed on the terms anticipated on or prior to the Tender Offer Expiration Date, if at all. See "Certain Information Concerning the Company."

         The "SUPPLEMENTAL INDENTURE CONDITION" with respect to the Offer shall mean receipt of the Requisite Consents with respect to Proposed Amendment No. 1 and the execution by the Company and the Trustee of the Supplemental Indenture. The Company's obligation to make Consent Payments to Holders who have validly consented to (and not validly revoked such Consents to) the Proposed Amendments on or prior to the Consent Expiration Date is conditional upon its acceptance of all Notes validly tendered (and not validly withdrawn) pursuant to the Offer. It is also a condition subsequent to Proposed Amendment No. 1 and, where applicable, Proposed Amendment No. 2 becoming operative with respect to the Notes that the Company accepts for payment all Notes validly tendered (and not validly withdrawn) pursuant to the Offer.

         Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) the Company's rights to extend and/or amend the Offer, the Company shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Offer, if any of the following (the "GENERAL CONDITIONS") have occurred:

         (a) there shall have been instituted, threatened or be pending any action or proceeding (or there shall have been any material adverse development to any action or proceeding currently instituted, threatened or pending) before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer that, in the sole judgment of the Company, either
                  (i) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or (ii) would or might prohibit, prevent, restrict or delay consummation of the Offer;

         (b) an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, either (i) would or might prohibit, prevent, restrict or delay consummation of the Offer or (ii) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole;

         (c) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Offer;

         (d) the Trustee shall have objected in any respect to or taken action that could, in the sole judgment of the Company, adversely affect the consummation of the Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Company in the making of the Offer or the acceptance of, or payment for, the Notes; or

         (e) there has occurred (i) any general suspension of, or limitation on prices for, trading in securities in the United States or Luxembourg securities or financial markets, (ii) any significant adverse change in the price of the Notes in the United States, Luxembourg or other major securities or financial markets, (iii) a material impairment in the trading market for debt securities, (iv) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States, Luxembourg or other major financial markets, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions,
                  (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, or Luxembourg or (vii) in the case of any of the foregoing existing on the date of this Statement, a material acceleration or worsening thereof.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by it regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and may be waived by the Company, in whole or in part, at any time and from time to time, in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

         Notwithstanding any other provisions of the Offer and Solicitation, the Company has the right, in its sole discretion, to terminate the Offer and Solicitation at any time. In any such event, the Company will provide notice by public announcement.

                                    TAXATION

         HOLDERS SHOULD TAKE THEIR OWN TAX ADVICE IN RELATION TO THE TAX CONSEQUENCES OF TENDERING NOTES PURSUANT TO THE OFFER. IN VIEW OF THE NUMBER OF DIFFERENT JURISDICTIONS WHERE TAX LAWS MAY APPLY TO A HOLDER OR TO A BENEFICIAL OWNER OF THE NOTES, THIS STATEMENT DOES NOT DISCUSS THE TAX CONSEQUENCES TO HOLDERS OR SUCH BENEFICIAL OWNERS OF THE PURCHASE OF THE NOTES. HOLDERS AND SUCH BENEFICIAL OWNERS ARE URGED TO CONSULT THEIR OWN PROFESSIONAL ADVISERS REGARDING THESE POSSIBLE TAX CONSEQUENCES UNDER THE LAWS OF THE JURISDICTIONS THAT APPLY TO THEM OR TO THE SALE OF THEIR NOTES AND THEIR RECEIPT OF THE TOTAL CONSIDERATION OR THE TENDER OFFER CONSIDERATION, AS APPLICABLE, AND ACCRUED INTEREST. HOLDERS AND SUCH BENEFICIAL OWNERS ARE LIABLE FOR THEIR OWN TAXES AND HAVE NO RECOURSE TO THE COMPANY, THE DEALER MANAGERS, THE SOLICITATION AGENTS OR THE TENDER AGENTS WITH RESPECT TO TAXES ARISING IN CONNECTION WITH THE OFFER.

LUXEMBOURG TAX CONSIDERATIONS

         Under Luxembourg tax law currently in effect, there is no withholding tax on payments of principal or interest, nor on accrued but unpaid interest in respect of the Notes, nor is any Luxembourg withholding tax payable upon redemption of the notes.

         Holders who are non-residents of Luxembourg and who do not hold notes through a permanent establishment in Luxembourg are not liable for Luxembourg income tax on payments of principal, interest, accrued but unpaid interest or upon redemption of, or on capital gains upon the sale of, any Notes.

         No stamp, value added, issue, registration, transfer or similar taxes or duties will, under present Luxembourg law, be payable in Luxembourg by the Holders in connection with the Offer.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain of the U.S. federal income tax consequences of the Proposed Amendments and the Consent Payments. This summary is based upon the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the "CODE"), the U.S. treasury regulations promulgated thereunder (the "REGULATIONS"), U.S. Internal Revenue Service ("IRS") rulings and judicial decisions, all as in effect on the date of this Statement, and all of which are subject to change, possibly with retroactive effect.

         This summary does not address all of the federal income tax consequences that may be relevant to a Holder of Notes in light of such Holder's particular tax situation or to certain classes of Holders subject to special treatment under the federal income tax laws (including, but not limited to, brokers or dealers in securities or foreign currency, financial institutions, trusts, regulated investment companies, insurance companies, S corporations, nonresident aliens, foreign corporations, tax-exempt entities, persons that hold Notes as part of a straddle, short-sale, hedge, constructive sale, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar, persons who acquired their Notes as compensation, and investors in pass-through entities), nor does it address any aspect of gift, estate, state, local or foreign taxation. This discussion is directed to Holders who hold their Notes as capital assets as defined in Section 1221 of the Code. No legal opinion or ruling from the IRS has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the IRS will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court. You are urged to consult your own tax advisors regarding the tax consequences of the Proposed Amendments and receipt of Consent Payments, including the application and effect of any gift, estate, applicable state, local, or foreign income or other tax laws.

         As used in this Statement, a "U.S. Holder" means a beneficial owner of a Note that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entities created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A "Non-U.S. Holder" is a Holder that is not a U.S. Holder. If a partnership holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the Notes, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

U.S. HOLDERS

THE PROPOSED AMENDMENTS AND CONSENT PAYMENTS

         Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange (upon which gain or loss may be realised) if such modification is a "significant modification" under applicable Regulations. Under the Regulations, the modification of a debt instrument is a "significant" modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is "economically significant." The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. We believe that the adoption of the Proposed Amendments merely alters the financial covenants contained in the Notes and therefore should not result in a deemed exchange for U.S. federal income tax purposes.

         A consent payment generally is treated as increasing the yield of a debt instrument. A change in the yield of a debt instrument is a significant modification under the Regulations if the yield of the modified instrument (determined after taking into account any consent payment paid as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5% of the annual yield of the unmodified instrument. The Regulations also provide that two or more modifications within any five-year period constitute a significant modification if, had they been done as a single change, the change would have resulted in a significant modification. We believe that your receipt of the Consent Payment should not cause a significant modification of the Notes under the Regulations and therefore should not result in a deemed exchange of the Notes for U.S. federal income tax purposes. Accordingly, a U.S. Holder should not recognise gain or loss with respect to the Notes as a result of the adoption of the Proposed Amendments regardless of whether such U.S. Holder elects to tender the Notes pursuant to the Offer, and after such adoption, the U.S. Holder should have the same adjusted tax basis and holding period in the Notes as such Holder had in the Notes immediately before such adoption, and should continue to report interest income in the same manner as such Holder had reported immediately before the adoption of the Proposed Amendments.

         The tax consequence of a U.S. Holder's receipt of the Consent Payment is unclear. In the absence of an administrative or judicial decision to the contrary with respect to such payments, we intend to treat the Consent Payment for U.S. federal income tax purposes as an amount paid to consenting U.S. Holders as a separate fee for consenting to the Proposed Amendments, which constitutes ordinary income to such U.S. Holders for U.S. federal income tax purposes.

         TENDERING U.S. HOLDERS. Sales of Notes pursuant to the Offer by U.S. Holders will be taxable transactions for U.S. federal income tax purposes. Subject to the discussion set forth below, a U.S. Holder selling Notes pursuant to the Offer will recognise capital gain or loss in an amount equal to the difference between the amount realised (other than amounts received attributable to accrued interest, which will be taxed as such) and the U.S. Holder's adjusted tax basis in the Notes sold. The amount realised for U.S. federal income tax purposes generally will be the U.S. dollar value of the euro amount received calculated at the exchange rate in effect on the date the Notes are sold pursuant to the Offer. If the Notes are traded on an established securities market, a cash method U.S. Holder (and an accrual method U.S. Holder that has made a special election) will determine the U.S. dollar value of the amount realised by translating the amount at the spot rate on the settlement date of the Offer.

         A U.S. Holder's adjusted tax basis in a Note generally will equal the amount paid therefore, increased by the amount of any market discount previously taken into account by the U.S. Holder and reduced by the amount of any amortisable bond premium previously amortised by the U.S. Holder with respect to the Notes. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the Notes on the date of sale was more than one year.

FOREIGN CURRENCY TRANSACTION

         The amounts in euros received in exchange for the tendered Notes or as Consent Payments (except for portions of such amounts representing interest accrued by a U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes) generally will be taken into account by a U.S. Holder reference to the exchange rate in effect on the day such amounts are received or deemed to be received by the U.S. Holder, regardless of whether the euros actually are converted into U.S. dollars on the same day. If the Notes are traded on an established securities market, a cash method U.S. Holder (and an accrual method U.S. Holder that has made a special election) will take the amounts it receives or is deemed to receive into account using the spot rate on the settlement date of the tender of the Notes.

         An accrual method U.S. Holder accrues interest in euros based on the average exchange rate in effect during the applicable accrual period (or with respect to an accrual period that spans two taxable years, at the average rate for the portion of the period within the taxable year). An accrual method U.S. Holder may however, upon an election (which must be applied consistently to all debt instruments and may not be revoked without the consent of the IRS), elect to use the spot rate on the last day of the applicable accrual period (or the last day of the taxable year in the case of partial accrual) or at the spot rate on the date of receipt, if that date is within five business days of the last day of the applicable accrual period. If the exchange rate in effect on the date a payment representing accrued and unpaid interest is received differs from the rate applicable to a previous accrual of such amounts, an accrual method U.S. Holder will recognise foreign currency gain or loss.

         Any gain or loss realised by a U.S. Holder that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates generally will equal the sum of (i) the difference between the U.S. dollar value of the euros on the date the Notes are disposed of or payment is received and the U.S. dollar value of the euros purchase price of the Notes, determined on the date the U.S. Holder acquired the Notes and (ii) the foreign currency gain or loss recognised by an accrual method U.S. Holder with respect to accrued and unpaid interest. Such foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the tender or deemed exchange of the Notes.

NON-U.S. HOLDERS

CONSENT PAYMENTS

         Although it is not entirely clear that U.S. federal withholding tax is applicable to the payment of the Consent Payments, such tax will be withheld from a Consent Payment to a Non-U.S. Holder, at a current rate of 30%, unless
(i) such Non-U.S. Holder is engaged in the conduct of a trade or business in the United States to which the receipt of the Consent Payment is effectively connected and provides a properly executed IRS Form W-8ECI or (ii) a tax treaty between the United States and the country of residence of the Non-U.S. Holder eliminates or reduces the withholding on other income and such Non-U.S. Holder provides a properly executed IRS Form W-8BEN. Non-U.S. Holders should consult their own tax advisors regarding the availability of a refund of any withholding tax.

TENDERING NON-U.S. HOLDERS

         A beneficial owner of a Note that is a non-resident alien individual or foreign corporation (a "Non-U.S. Holder") will not be subject to U.S. federal income or withholding tax on the proceeds from the Offer and Solicitation, including amounts treated as accrued interest, provided that such Non-U.S. Holder has provided a properly completed form W-8BEN establishing its status as a Non-U.S. Holder (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder), unless (i) the gain or interest income on such Note is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realised by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the Offer and either (A) such gain is attributable to an office or other fixed place of business maintained in the United States by such Holder or (B) such Holder has a tax home in the United States.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

         Under federal income tax law, in certain circumstances a U.S. Holder of Notes may be subject to information reporting requirements of the IRS and backup withholding at a current rate of 30% with respect to the Consent Payments or payments received with respect to the tender of Notes, unless such Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. U.S. persons who are required to establish their exempt status generally must provide to their payor a completed IRS Form W-9. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors.

         Amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

THE PRECEDING DISCUSSIONS OF CERTAIN TAX CONSEQUENCES ARE INTENDED FOR GENERAL INFORMATION ONLY AND DO NOT CONSTITUTE TAX ADVICE. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE PROPOSED AMENDMENTS AND THE CONSENT PAYMENTS.

UNITED KINGDOM TAX CONSIDERATIONS

         The following is a summary of the material United Kingdom tax considerations relevant to a Holder that tenders Notes pursuant to the Offer and Solicitation. The following discussion does not purport to be a comprehensive description that may be relevant to the decision to tender Notes, and each Holder should consult its own tax advisor concerning the overall tax consequences to the Offer and Solicitation. In particular, the following does not discuss all the circumstances that may be relevant to a Holder in light of each Holder's particular circumstances or to such persons as market makers, brokers, dealers, intermediaries and persons connected with depository arrangements or clearance services, those that are not the beneficial owners of the Notes or those that acquired their Notes by reason of a former, current or prospective employment of any person, to whom special rules apply.

         This discussion is based on the laws in force in the United Kingdom and current published United Kingdom Inland Revenue practice, as of the date of this Offering and is subject to any changes in law occurring after such date, which changes could be effective retroactively.

UNITED KINGDOM CORPORATE TAXPAYERS

Holders who are within the charge to UK corporation tax will recognise returns, profits, gain or loss arising from, and fluctuation in value in connection with, the disposal of their Notes for UK corporation tax purposes broadly in accordance with their statutory accounting treatment.

OTHER UNITED KINGDOM TAXPAYERS

The UK tax treatment of Holders who are not within the charge to UK corporation tax will depend upon whether the Notes are issued at a discount to the redemption amount which exceeds or may exceed 0.5% of the redemption amount for each year of the Notes' anticipated life between their date of issue and any occasion when the Notes may be redeemed (relevant discounted securities). Condition 7 "Repurchase at the Option of Holder" of the Terms and Conditions of the Notes provides that the Company shall be required, where there is a change of control of the Company , to make an offer to repurchase all or any part of each Holder's Notes at a premium to the principal amount. While it is not considered that the redemption which may occur on a change of control should be taken into account for the purpose of determining whether the Notes are relevant discounted securities, the position is not considered free from doubt. The UK tax treatment of non-corporate holders of the Notes is therefore set out in the alternative:

                  IF THE NOTES ARE RELEVANT DISCOUNTED SECURITIES FOR THE PURPOSES OF SCHEDULE 13 OF THE FINANCE ACT 1996. Any gain (including a gain representing accrued income) made on the disposal of the Notes will be charged to tax as income under that Schedule. As it is considered that the Consent Payment should be treated as part of the disposal proceeds received for the Notes, such gain will accordingly be increased.

                  The Notes will constitute "qualifying corporate bonds" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992, and therefore a disposal by a Holder who is not within the charge to UK corporation tax pursuant to the Offer will not give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

                  IF THE NOTES ARE NOT RELEVANT DISCOUNTED SECURITIES FOR THE PURPOSES OF SCHEDULE 13 OF THE FINANCE ACT 1996. A disposal of Notes pursuant to the Offer by a Holder who is not within the charge to UK corporation tax may give rise to a chargeable gain or allowable loss for the purposes of the UK taxation on chargeable gains. For the purposes of calculating such chargeable gain or allowable loss, it is considered that the Consent Payment should be treated as part of the consideration for the disposal.

                  If the Notes are not relevant discounted securities, the provisions of the accrued income scheme (the Scheme) may apply to Holders who are not subject to UK corporation tax in relation to the disposal of Notes pursuant to the Offer. On disposal of the Notes, an amount equal to the Accrued Interest may be chargeable to tax as income under the rules of the Scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988.

OVERSEAS TAXPAYERS

Holders who are not resident or ordinarily resident in the UK and do not carry on a trade, profession or vocation in the UK through a branch or agency or, for Holders who are within the charge to UK corporation tax, through a permanent establishment, for the purposes of UK taxation should not be chargeable to UK tax in respect of any disposal of their Notes under the Offer. Such Holders should seek tax advice in respect of any non-UK tax which might arise as a result of the Offer.

STAMP DUTY AND STAMP DUTY RESERVE TAX

 No UK stamp duty or stamp duty reserve tax will be payable by Holders on the disposal of their Notes pursuant to the Offer.

        THE DEALER MANAGERS, THE SOLICITATION AGENTS AND THE TENDER AGENT

         UBS Limited, UBS Securities LLC, The Royal Bank of Scotland plc and Greenwich Capital Markets, Inc. have been engaged to act as Dealer Managers and Solicitation Agents in connection with the Offer and the Solicitation. In such capacity, the Dealer Managers may contact Holders regarding the Offer and the Solicitation and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Statement and related materials to beneficial owners of Notes.

         The Company has agreed to indemnify the Dealer Managers against certain liabilities, including certain liabilities under the U.S. federal securities laws, in accordance with the terms of the Dealer Manager Agreement dated on or about the date of this Statement.

         UBS and The Royal Bank of Scotland plc and their respective affiliates have been providing and will continue to provide investment banking and commercial banking services to the Company and its affiliates.

         At any given time, the Dealer Managers and Solicitation Agents may trade the Notes of the Company for its own account or for the accounts of customers and, accordingly, may hold a long or short position in the Notes.

         Any Holder that has questions concerning the terms of the Offer or the Solicitation may contact the Dealer Managers at its address and telephone number set forth on the back cover of this Statement. None of the Dealer Managers or the Tender Agents assumes any responsibility for the accuracy or completeness of the information concerning the Company or its affiliates or the Notes contained in this Statement (including information that is incorporated by reference) and other related documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

         The Bank of New York, London Branch and The Bank of New York, (Luxembourg) S.A. have been appointed as Tender Agents for the Offer and the Solicitation and all correspondence in connection with the Offer and Solicitation should be sent or delivered by each Holder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Tender Agents at the addresses and telephone numbers set forth on the back cover of this Statement. Any Holder or beneficial owner that has questions concerning the procedures for tendering Notes or whose Notes have been mutilated, lost, stolen or destroyed should contact the Tender Agent at the following address: The Bank of New York, One Canada Square, London, England E14 5AL, Attention: Helena Durr, Corporate Trust Department.

SANITEC INTERNATIONAL S.A.

17 February 2005

                                   SCHEDULE I
                              TERMS AND DEFINITIONS

TOTAL CONSIDERATION                                      =     the present value of the Payment Date of all future
                                                               cash flows on the Notes to the Earliest Redemption
                                                               Date, calculated in accordance with standard market
                                                               practice, based on the assumption that the Notes will
                                                               be redeemed in full at (euro)1,090 per (euro)1,000 principal amount on the Earliest Redemption Date and that the
                                                               yield to the Earliest Redemption Date is equal to the
                                                               Yield (as defined below), minus accrued and unpaid
                                                               interest to, but not including, the Payment Date
                                                               (such price being rounded to the nearest (euro)0.01 per
                                                               (euro)1,000 principal amount of Notes).  Of this amount,
                                                               (euro)25 is the Consent Payment.

YIELD (YLD)                                              =     the sum of (a) the yield on the Reference Security,
                                                               as calculated by the Dealer Managers in accordance
                                                               with standard market practice, based on the bid side
                                                               price for the Reference Security, as of 14:00 hours,
                                                               London time, on the Price Determination Date, as
                                                               displayed on the Bloomberg Government Pricing
                                                               Monitor, PXGB p.1 (or any recognised quotation source
                                                               selected by the Dealer Managers in their discretion
                                                               if the Bloomberg Government Pricing Monitor is not
                                                               available or is manifestly erroneous), plus (b) the
                                                               Fixed Spread, expressed as a decimal number.

REFERENCE SECURITY                                       =     the Reference Security is the German Bundesobligationen
                                                               6.875% due 12 May 2005.

PRICE DETERMINATION DATE                                 =     the Price Determination Date shall initially be 15
                                                               March 2005, the third business day immediately
                                                               preceding the original Tender Offer Expiration Date,
                                                               PROVIDED that if the Tender Offer Expiration Date is
                                                               extended to a date that is at least 5 business days
                                                               subsequent to the date on which the Company first
                                                               gives notice of such extension to Holders, by public
                                                               announcement or otherwise, the Price Determination
                                                               Date shall be the third business day immediately
                                                               preceding the new Tender Offer Expiration Date.

EARLIEST REDEMPTION DATE                                 =     15 May 2005.

FIXED SPREAD                                             =     0.50% (50 basis points).

TENDER OFFER CONSIDERATION                               =     Total Consideration less the Consent Payment.

CPN                                                      =     the contractual rate of interest payable on a Note as
                                                               a decimal number.

S                                                        =     the number of days from and including the semi-annual
                                                               interest payment date immediately preceding the
                                                               Payment Date up to, but not including the Payment
                                                               Date.  The number of days is computed using the

                                                               30/360 daycount method.

CP                                                       =     the Consent Payment ((euro)25 per (euro)1,000 principal amount of Notes).

RV                                                       =     the assumed redemption amount, based on the Earliest Redemption
                                                               Date, is (euro)1,090 for each Note per (euro)1,000 principal amount of a Note.


                       RV + (euro)1,000(CPN/2)
TOTAL CONSIDERATION = ------------------------ - (euro)1,000(CPN/2)(S/180)
                       1 + (YLD/2)(1 - S/180)

Tender Consideration = Total Consideration - CP

               THE TENDER AGENT FOR THE OFFER AND SOLICITATION IS:

                              THE BANK OF NEW YORK

BY OVERNIGHT COURIER, REGISTERED/CERTIFIED MAIL AND BY HAND                      FOR INFORMATION
                Corporate Trust Department                                       +44-207-964-4835
                  The Bank of New York,                                       Attention: Helena Durr
                     One Canada Square
                      London E14 5AL
                          England


         THE LUXEMBOURG TENDER AGENT FOR THE OFFER AND SOLICITATION IS:

                     THE BANK OF NEW YORK (LUXEMBOURG) S.A.

BY OVERNIGHT COURIER, REGISTERED/CERTIFIED MAIL AND BY HAND                      FOR INFORMATION
                      Aerogolf Center                                            +44-207-964-4835
                       1A Hoehenhof                                           Attention: Helena Durr
                   L-1736 Senningerberg
                 Grand Duchy of Luxembourg


         Any questions or requests for assistance or additional copies of this Statement may be directed to the Tender Agents at the telephone numbers and address listed above. A Holder may also contact the Dealer Managers at the telephone numbers and addresses listed below or such Holder's broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer and the Solicitation. Additional copies of the enclosed materials may be obtained from the Luxembourg Tender Agent.

          THE DEALER MANAGERS FOR THE OFFER AND THE SOLICITATION AGENTS
                            FOR THE SOLICITATION ARE:

   (OUTSIDE THE UNITED STATES)                                (OUTSIDE THE UNITED STATES)

 THE ROYAL BANK OF SCOTLAND PLC                                       UBS LIMITED
         135 Bishopsgate                                           1 Finsbury Avenue
         London EC2M 3UR                                            London EC2M 2PP
         United Kingdom                                              United Kingdom
   Telephone: +44-207-085-6743                                Telephone: +44-207-567-7480
    Attention: Fabrice Damien                            Attention: Liability Management Group

   (WITHIN THE UNITED STATES)                                  (WITHIN THE UNITED STATES)

 GREENWICH CAPITAL MARKETS, INC.                                   UBS SECURITIES LLC
       600 Steamboat Road                                         677 Washington Blvd.
            Greenwich                                            Stamford, CT 06901 USA
        Connecticut 06830                                     Telephone + 1 (203)-719-4210
 Telephone: + 1 (203)- 618-6148                          U.S. Toll-Free: (800)-722-9555 x 4210
     Attention: John McCabe                              Attention: Liability Management Group